WEBUY GLOBAL LTD

18 Tampines Industrial Crescent #04-03

Space@Tampines

Singapore 528605

February 17, 2023

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Attn: Kate Beukenkamp

Re:	WEBUY GLOBAL LTD Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted January 6, 2023 CIK No. 0001946703

Dear Ms. Beukenkamp:

This letter is in response to your letter dated January 26, 2023 in which you provided comments to Confidential Draft No. 2 on Form F-1 (the “Registration Statement”) of WEBUY GLOBAL LTD (the “Company”) submitted to the U.S. Securities and Exchange Commission on January 5, 2023. On the date hereof, the Company has submitted Confidential Draft No. 3 of the Registration Statement on Form DRS/A (“Form DRS/A”). We set forth below in bold the comments in your letter relating to the Registration Statement followed by our responses to the comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Prospectus Summary Overview, page 3

1.

We note your response to prior comment 2 and reissue. Please include the paragraph about your sales and growth since inception and balance this disclosure by also discussing your history of net losses for the relevant periods as well as the substantial doubt about your ability to continue as a going concern. We note your disclosure under "Going Concern and Capital Resources" on page 42.

RESPONSE: We respectfully advise the Staff that we have reinstated the paragraph about our sales and growth, as well as a discussion of our net losses for the same period on page 3. We also respectfully advise the Staff that more recent data for the relevant period will be updated to the same section once we complete our audit for fiscal year 2022 before the next amendment to the Registration Statement.

2.

We note your response to prior comment 11, including your revisions to page 66. However, you continue to reference "marketing collaterals" on pages 3 and 71. For consistency, please further revise your disclosure to reflect revisions made on page 66 regarding this term.

RESPONSE: We respectfully advise the Staff that we have revised such term on pages 3 and 77 to be consistent with our prior revision.

Business

Scalable Business Segments, page 70

3.

We note your response to prior comment 13, including revisions to add a title to the diagram provided here. Please further revise your disclosure to provide context for this diagram within your operational activities, including a brief discussion of what this diagram illustrates. For example, please briefly discuss which portions of the technological divisions and structures represented (i.e., Customer APP, Group Leader Web Portal, Merchant Web Portal, Backend Services, Technology Platform, Data Platform & Algorithm, and Big Data (OLTP, OLAP)) are controlled by WeBuy and what the inclusion of the logos of numerous other technology providers (e.g., Java, Spring and Elastic) represents.

RESPONSE: We respectfully advise the Staff that we have added further disclosure under the diagram related to the technology and mobile app structure we utilize on our platform on page 71.

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Leader and Customer Acquisition Cycle, page 72

4.

We note your response to prior comment 15 as well as existing disclosure that states that stores will display the WeBuy logo to increase awareness for your brand. Please further revise this section to disclose whether these stores receive any monetary or other compensation, in addition to attractive prices on fresh produce, for agreeing to sign on as an affiliate of the WeBuy club.

RESPONSE: We respectfully advise the Staff that we have expanded our disclosure to state that these stores will receive commission from us for displaying the Webuy logo on page 72.

Our Business Model

A. Groupbuy Model, page 74

5.

We note your response to prior comment 16, including your statement that sales commissions are earned by Group Leaders "through their work in promoting the Webuy products to their community." Please briefly expand your discussion to provide additional high-level detail regarding sales commissions. For example, please disclose whether all Group Leaders receive sales commissions as a percentage of sales made by customers in their community or upon achieving certain sales goals. Additionally, please disclose the commission rates and quantify the sales commissions paid for the periods reflected in the prospectus.

RESPONSE: We respectfully advise the Staff that we have expanded our disclosure regarding the scale of the sales commissions earned by Group Leaders on page 74.

C. End-to-End Involvement in the Sale and Purchase Process

Our Customers, page 87

6.

We note your response to prior comment 18 and revised disclosure on page 87. It appears that "coins" and "assets" are analogous to your description of e-vouchers and sales commissions, respectively, discussed on page 74 and referenced throughout your disclosure. Please revise this section to make clear, if true, the relationship between these two sets of terms (i.e., (i) coins and e-vouchers, and (ii) assets and sales commissions).

RESPONSE: We respectfully advise the Staff that we have further revised the disclosure on page 74 to distinguish (i) coins and e-vouchers, and (ii) assets and sales commissions and made more consistent disclosure on both.

Note 2. Summary of Signification Accounting Policies

Revenue Recognition, page F-11

7.

We note your response to comment 23. Please revise your disclosure to clearly explain the accounting and payment procedures surrounding the "Assets" you grant, similar to the first paragraph of your response.

RESPONSE: We respectfully advise the Staff that we have revised our revenue recognition note to the consolidated financial statements on page F-12 and F-33 to clearly explain the accounting and payment procedures surrounding the “Assets” we grant.

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8.

We note your response to comment 24. The guidance in ASC 280-10-50-38 explicitly states that ASC 280-10-50-40 applies to entities that have a single reportable segment. You disclose on page 12 that you "offer a wide range of products on our platform, including food and beverage, fresh produce, as well as lifestyle and other personal care items." Please disclose your revenues for each group of similar products and services. Alternatively, if providing this disclosure is impracticable (which is expected to be rare), please tell us the specific aspects of providing this disclosure that are impracticable and explain in detail why each aspect is impracticable. If your impracticability assertion for one or more specific aspects surrounds excessive cost, please also demonstrate how you determined the cost would be excessive.

RESPONSE: We respectfully advise the Staff that we have revised our disclosure on pages 47 and 55, and added a table on page F-12 and page F-33 to disclose our revenues for each group of similar products and services.

9.

Your disclosure on pages 74 and 87 indicates you offer e-vouchers and coins as shopping perks that are redeemable in purchasing credits. Please explain to us how you account for these perks and, to the extent significant, please expand your revenue recognition accounting policy.

RESPONSE: We respectfully advise the Staff that we do not recognize anything in our books when e-vouchers and coins are issued. When customers place purchase orders and until customers redeem the e-vouchers and coins to purchasing credits, these purchasing credits are directly deducted from the gross sales. Revenues are recorded net of these perks as sales discount immediately.

ASC 606-10-25-1 states “An entity shall account for a contract with a customer that is within the scope of this Standard only when all of the following criteria are met:

(a) The parties to the contract have approved the contract (in writing, orally or in accordance with other customary business practices) and are committed to perform their respective obligations.”

The Standard defines a contract from ASC 606-10-20 that “A contract is an agreement between two or more parties that creates enforceable rights and obligations.”

We do not recognize a liability for the distribution of e-vouchers and coins as these offers do not create a binding contract with a customer. The binding contract only occurs once our customers make the purchase exceeding a certain amount. Thus, we account for these perks as an adjustment to the transaction price only when the customers redeem them.

From time to time, we monitor the amount of e-vouchers issued and the amount of coins granted via our back-end application program to extract data from our Webuy mobile APP. During the year ended December 31, 2021, sales discount recorded in connection with the redeemed e-vouchers was approximately $622,000 or 2.8% of our total revenue and with the coins used as purchased credits was approximately $84,000 or 0.4% of our total revenue. To an insignificant extent of our shopping perks, we believe the current presentation and disclosure of our revenue recognition accounting policy has contained all useful and material information to the users of the financial statements.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ BinXue
Bin Xue
Chairman

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